September 20, 2022

Confidential Treatment Requested by Wolverine World Wide, Inc.
Pursuant to 17 C.F.R. § 200.83
For Portions of This Letter Described Below

VIA EDGAR

Melissa Gilmore
Claire Erlanger
Office of Manufacturing
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:     Wolverine World Wide, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2022
Form 8-K furnished August 10, 2022
Response dated July 25, 2022
File No. 001-06024

Dear Ms. Gilmore and Ms. Erlanger:

This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 23, 2022, regarding the Form 10-K for the fiscal year ended January 1, 2022 filed by Wolverine World Wide, Inc. (the “Company”), on February 24, 2022 (the “Form 10-K”) and Form 8-K furnished on August 10, 2022.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the Company’s response below reflecting information that has been provided supplementally. The Company requests that these portions, as indicated by “[***]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests to be notified immediately so that the Company may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

Each of the Staff's comments are set forth below, followed by the Company's corresponding response.

In responding to the Staff’s comments, the Company believes it would also be helpful to respectfully highlight for the Staff that the Company is currently conducting a multi-faceted strategic review of the Company’s business. The strategic review was announced and discussed on the Company’s conference calls for the first and second quarters of 2022. The strategic
WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500

U.S. Securities and Exchange Commission
September 20, 2022

review is being led by the Company's Chief Executive Officer, Mr. Hoffman, and the Company engaged Boston Consulting Group to facilitate the process. [***].

18. Business Segments, page 66
1.Please tell us and disclose the factors used in determining you have two operating and reportable segments.  Refer to ASC 280-10-50-21. Please explain in detail how the lower-level operating results (e.g., net revenues and gross profit) included in your Monthly Internal Financial Statements provided to the CODM and the revenue information by brand provided in your earnings release are not indicative of your operating segments being at a lower level than your reportable segments.

Response:

The Company is internally organized such that the majority of its operations are divided into two groups, each with its own management team. The Boston Group is comprised of the Performance + Lifestyle business of Collective Brands, Inc., which the Company acquired in 2012. The management team for this business was and continues to be located in Boston. The Michigan Group is comprised of the business managed by teams located at the Company’s corporate headquarters in Rockford, Michigan. In addition to the two management teams, the Company has other resources such as distribution centers, supply chain, and finance personal organized by the Michigan Group and Boston Group. The Company is internally structured to manage and support the Boston and Michigan operations separately, and Blake Krueger, Chairman and Chief Executive Officer and the CODM as of fiscal year-end 2021, allocated resources and made key operating decisions on that basis.

The Michigan Group and Boston Group was also how the Company internally reported, and the CODM evaluated financial information. The CODM made key operating decisions by operating segment, including the allocation of supply chain and distribution resources and new employee resources to each group to support key functions such as supply chain, distribution, finance and operations, marketing investment and facility support services. An allocation of capital investment or incremental employees at the Company’s distribution center in Kentucky, which services only its Boston Group, is an example of allocating resources and key operating decisions made by the CODM to the operating segments. Similarly, incremental investments have been made in employee resources within finance and supply chain groups that are organized separately for the Boston Group and the Michigan Group. Because the CODM makes key operating decisions and assesses performance at the level of the Boston Group and the Michigan Group, the Company has identified the Michigan Group and Boston Group as operating segments. The Company did not aggregate any of the identified operating segments. As a result, the Michigan Group and Boston Group were both operating and reportable segments.

Although the Monthly Internal Financial Statements included brand-level information, the CODM did not use the brand information to allocate resources to the operating segments (or the brands) or to evaluate the performance of the operating segments (or the brands). The CODM made key operating decision based on the Michigan Group and Boston Group financial results. The brand level information was included in the Monthly Internal Financial Statements as a result of the Company’s desire to have a single reporting package that could be used by many individuals across the organization, including the segment manager, Mr. Hoffman. Thus, because the CODM did not use any of this brand level information in making key operating decisions, it is not indicative of the Company’s operating segments being at a lower level than its reportable segments. The inclusion of brand revenue in the earnings release provided investors additional context regarding the performance of the Company’s largest brands and context for changes in operating segment revenue, but, like the brand-level information in the Monthly Internal Financial Statements, this information was not used by the CODM to allocate resources or evaluate performance.

U.S. Securities and Exchange Commission
September 20, 2022

2.We note from your response to comment one that the brand information included in your Monthly Internal Financial Statements included Net Revenue; Gross Profit; Selling, General and Administrative Expense; and Pre-Tax Earnings. Please provide us with Net Revenue and Gross Profit information by brand for the periods presented in your filing. To the extent there is variation in profit margins across your various brands, please provide a discussion regarding whether or not this indicates that the brands have dissimilar economic characteristics.

Response:

As described in the response to the question above, the Company’s operating segments are the Michigan Group and Boston Group and the Company did not aggregate these operating segments; as a result, the Company had two reportable segments. [***].

3.You state in your response that Mr. Hoffman meets with brand presidents to discuss the specific brands’ products in the current market and future products, marketing programs and inventory demand planning.  Please tell us who makes key operating decisions on an ongoing basis, including those decisions relating to generation of revenue and incurrence of expenses. Discuss the information that is used to make these decisions.

Response:

The CODM as of fiscal year-end 2021 was the Company’s Chairman and Chief Executive Officer, Blake Krueger. Mr. Krueger made the Company’s key operating decisions at the level of the Michigan Group and Boston Group, including those decisions related to generation of revenue and incurrence of expenses. Mr. Krueger made decisions concerning allocation of Company’s resources and assessment of Company performance and oversaw members of executive management responsible for executing daily operations. The segment manager as of fiscal year-end 2021 for the Michigan Group and Boston Group operating segments was Mr. Hoffman.

Operating decisions relating to the generation of revenue and incurrence of expenses within the Michigan Group and Boston Group operating segments were made by the segment manager, Mr. Hoffman. Mr. Hoffman’s decisions were executing within the segment what the CODM had directed for the overall segment. Mr. Hoffman made these operating decisions through the annual budget process and modified on a quarterly basis considering changes in the marketplace, market share, current competitor offerings, future product offerings, consumer sentiment and any other information about short-term changes that he learned through his weekly and bi-weekly meetings with the brand presidents. Mr. Hoffman based his decisions on the non-financial metrics (e.g. market share and consumer sentiment), as well as current financial results for each operating segment.

4.Please describe the compensation arrangements of the brand presidents and general managers, including the portion of their compensation that is based on the results of the brand and the significance of that brand’s performance relative to other benchmarks.  In addition, describe Mr. Hoffman’s compensation arrangement in greater detail.

Response:

A detailed discussion of the Company’s compensation arrangements is in the Company’s Proxy Statement filed on March 23, 2022 (the “Proxy Statement”) in the “Compensation Discussion and Analysis” section starting on page 38. A

U.S. Securities and Exchange Commission
September 20, 2022

summary of Mr. Hoffman’s compensation for fiscal 2021 is included in the Proxy Statement on page 51 in the “Summary Compensation Table”.

The compensation program for the Company's brand presidents, general managers and Mr. Hoffman’s consists of base salary, annual bonus opportunity, long-term incentive compensation and benefits.

The Company's compensation philosophy is to provide a competitive compensation package that is heavily weighted towards performance-based compensation (represented by grants of performance-based restricted stock units and annual cash performance bonus opportunity) and variable compensation (represented by grants of time-based restricted stock units) in order to encourage superior business and financial performance over the short and longer term.

Under the Company's compensation program for brand presidents, general managers and Mr. Hoffman, 85% of the employee’s annual cash bonus opportunity (the “Preference Portion”) was based on the achievement of revenue and adjusted pretax earnings targets established at the beginning of the fiscal year and 15% of the annual cash bonus opportunity was based on the achievement of individual performance objectives. The targets established for each brand president’s and general manager’s Performance Portion of the annual cash bonus opportunity were revenue and pretax earnings targets for the brand or brands that they oversaw. The criteria established for the Performance Portion of Mr. Hoffman’s annual cash bonus opportunity were total Company revenue and pretax earnings targets. Brendan’s personal objectives included a growth objective, which was evaluated based on growth within the Michigan Group and Boston Group. The performance-based restricted stock units granted to the brand presidents, general managers, and Mr. Hoffman are eligible to vest, if at all, based on achievement of the Company’s EPS and BVA (Business Value Added) goals over a three-year period, with a potential adjustment up or down based on the Company’s relative TSR (Total Shareholder Return) performance.

5.We note that your process to prepare the budget includes a detailed process built up to the operating segments and consolidated level.  Please tell us if budgets are prepared for each of your brands and, if so, who prepares and approves the brand budgets.

Response:

The preparation of the brand level budgets was prepared by brand finance staff and central finance personnel at the corporate level. The brand groups forecasted revenue and direct marketing spend. The Company’s sourcing teams forecasted cost of products sold. Centralized costs such as distribution, selling, people resources, incentive compensation, and other shared resource costs were forecasted by central finance teams and allocated to each of the Company’s brands.

Once a budget was prepared for a brand, the budget was reviewed by the brand president. After the brand presidents approved the budgets for their respective brands, Mr. Hoffman, the segment manager, reviewed the resulting Boston Group and Michigan Group operating segment budgets. He adjusted the operating segment budgets based on several factors including the significance of revenue growth, investments needed to deliver that growth and overall gross margin performance. The Company’s Financial Planning and Analysis group consolidated the two operating segment budgets to create a Company-wide budget that includes corporate costs. This consolidated budget was submitted to the CODM for his review.

The Company’s budgeting process is an iterative process before the budget is finalized by the CODM. The CODM and CFO developed consolidated top down revenue and operating profit targets, which were provided to the CODM’s direct reports. The CODM instructed his direct reports to make further revisions and improvements to be reflected in the next draft of the budget. The CODM typically provided feedback on the budget at the consolidated level or less frequently at

U.S. Securities and Exchange Commission
September 20, 2022

the operating segment level and his direct reports were responsible to determine budget improvements and other changes. The feedback provided by the CODM to his direct reports did not include revenue or operating profit targets for any of the brands. As one of the CODM’s direct reports, Mr. Hoffman’s role in the budgeting process was to use the consolidated budget target set by the CODM and feedback provided by the CODM to adjust the budget for each operating segment that approximates the budget set by the CODM. The consolidated budget is finalized with the CODM’s approval and it was presented to, and approved by, the Board of Directors.

Form 8-K furnished August 10, 2022
Exhibit 99.1 Earnings Release, page 11-12
6.We note that the Non-GAAP measures Adjusted Operating Profit, Adjusted Operating Margin, and Adjusted EPS for the Q2 2021 period, include an adjustment for air freight charges related to production and shipping delays caused by the COVID-19 pandemic. While the increases may have been perceived as temporary, we believe your inbound and outbound freight costs represent a normal and recurring operating expense and is not an appropriate adjustment when considering Question 100.01 of the C&DI on non-GAAP Financial Measures.  Please revise to remove these adjustments.

Response:

In future filings, we will remove adjustments for air freight charges related to production and shipping delays caused by the COVID-19 pandemic from the Company’s Non-GAAP financial measures.

Sincerely,

/s/ Michael D. Stornant
Michael D. Stornant
Executive Vice President, Chief Financial Officer and Treasurer